File No. 812-14150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of FlexShares Trust; Northern Trust Investments, Inc.; and Foreside Fund Services, LLC

First Amended and Restated Application for an Order to amend Prior Orders under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Please send all communications to:

Peter K. Ewing Craig R. Carberry, Esq. Northern Trust Investments, Inc. 50 S. LaSalle Street Chicago, IL 60603	Foreside Fund Services, LLC 3 Canal Plaza, Suite 100 Portland, ME 04101

With a copy to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

Page 1 of 22 Pages

Exhibit Index appears on page 16 including Exhibits

As filed with the Securities and Exchange Commission on July 3, 2013

I.	Summary of Application

A.	Request for Amended Orders

In this application (the “Application”), the undersigned applicants, FlexShares Trust (the “Trust”), Northern Trust Investments, Inc. (the “Adviser”) and Foreside Fund Services, LLC (“Foreside,” and together with the Trust and the Adviser, the “Applicants”), apply for and request an order (“Amended ETF Order”) to amend prior orders under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act that granted an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act ( together, the “Prior Orders”).1

The Prior Orders permit, among other things:

•	the Funds (as defined in the Prior Applications) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market at market prices;

•

secondary market transactions in Shares to be effected at negotiated market prices rather than at NAV per Share on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (an “Exchange”);

•	relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances;

[1]

Northern Trust Investments, Inc. et al., Inv. Co. Act Rel. Nos. 29752 (Aug. 20, 2011) (notice) and 29782 (Sept. 6, 2011) (order); Northern Trust Investments, Inc. et al., Inv. Co. Act Rel. Nos. 30045 (Apr. 24, 2012) (notice) and 30068 (May 22, 2012) (order); Northern Trust Investments, Inc. et al., Inv. Co. Act Rel. Nos. 30211 (Sept. 24, 2012) (notice) and 30240 (Oct. 23, 2012) (order). All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the applications for the Prior Orders (“Prior Applications”).

•	certain affiliated persons of the Funds to deposit securities into, and receive securities from, Funds, in connection with the purchase and redemption of aggregations of Shares of such Funds;

•

management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (the “Investing Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act; and

•	the Funds, the Distributor, and/or any broker-dealer registered under the Exchange Act, to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act.

The Amended ETF Order would permit the Funds to issue Shares in less than Creation Unit size to investors participating in a distribution reinvestment program.2 Except as specifically noted herein, all representations contained in the Prior Applications relating to the operation of the series of the Trust will remain in effect and will apply to any Funds relying on the Amended ETF Order. The only difference between the terms and conditions in the Prior Applications and this Application relates to a Fund issuing shares in less than Creation Unit size pursuant to a distribution reinvestment plan.

With respect to the relief granted in the Prior Orders pursuant to Section 6(c), the Amended ETF Order remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. With respect to the relief granted in the Prior Orders pursuant to Section 17(b), the Amended ETF Order remains reasonable and fair and does not involve overreaching on the part of any person, consistent with the policies adopted, or to be

[2]

All entities that currently intend to rely on the Amended ETF Order are named as Applicants. Any other entity that relies on the Amended ETF Order in the future will comply with the terms and conditions of this Application.

adopted, by the Funds and consistent with the general purposes of the Act. With respect to the relief granted in the Prior Orders under Section 12(d)(1)(J) of the Act, the Amended ETF Order remains consistent with the public interest and the protection of investors. No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act.

II.	Background

A.	Applicants

The Trust is a statutory trust organized under the laws of the State of Maryland and is registered under the Act as a series open-end management investment company. The Trust currently consists of 13 Funds (the “Existing Funds”), all of which rely on one of the Prior Orders. The Applicants are requesting relief with respect to each of the Existing Funds. The Applicants also request that the relief extend to any additional Funds, as defined in the Prior Applications.

The Adviser is an Illinois state banking corporation, with its principal office located in Chicago, Illinois, and an indirect subsidiary of Northern Trust Corporation. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as investment adviser to the Existing Funds, and the Adviser, or an entity controlling, controlled by, or under common control with the Adviser, will serve as investment adviser to any additional Funds.

The Distributor for the Existing Funds is Foreside, a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101. Foreside is, and any Distributor to a Fund will be, a broker-dealer registered under the Exchange Act.3 Foreside distributes Shares on an agency basis. Foreside is not affiliated with any Exchange.

[3]	Applicants request that the Amended ETF Order also apply to any Distributor for as long as the Distributor continues to comply with the conditions of this application.

B.	Distribution Reinvestment Program

The Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through the “Distribution Reinvestment Program” described below.

The Trust will make the DTC book-entry Dividend Reinvestment Service (“DTC Dividend Reinvestment Service”) available for use by beneficial owners of Shares (“Beneficial Owners”) through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service, so Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by a Fund at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key ways. First, in dividend reinvestment programs typically offered by broker-dealers, the additional shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from a fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that a Fund will know how many Shares to issue. On the payment date for any distribution, DTC will receive from a Fund the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of portfolio securities, the Trust will save the costs associated with liquidation that would otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

The Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission and without necessarily paying a fee (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors.

The Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act; and the Program meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction… are reasonable and fair and do not involve any overreaching on the part of any person concerned.... and the proposed transaction is consistent with the general purposes” of the Act.

As noted above, broker-dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Reinvestment Service. Therefore, it is not anticipated that broker dealers will offer their customers the option to choose between the plans.

III.	Request for Relief

The Prior Applications stated that the Funds would not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds. The Prior Applications also stated that “[b]rokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value. . . “ In addition, the Prior Applications included several representations and a condition noting that Shares could be acquired from the Funds and the Funds would issue Shares in Creation Units only. The Applicants seek an order from the Commission amending the Prior Orders so that the representations and condition A.2 specifically permit the Funds to operate the Distribution Reinvestment Program as described above.

The Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. The Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

If the requested relief is not granted, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by a Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

The Applicants note that the number of Shares issued through the Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Distribution Reinvestment Program. The Applicants also note that they do not believe the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. The Applicants believe Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. The Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Distribution Reinvestment Program at NAV. Because Beneficial Owners will receive disclosure describing the terms of the Distribution Reinvestment Program, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

The exemptive relief granted in the Prior Orders was granted pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act];” pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that “the terms of the proposed transaction. . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . and the proposed transaction is consistent with the general purposes of [the Act];” and Section 12(d)(1)(J) of the Act, which provides that the Commission may “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

With respect to the relief granted in the Prior Orders pursuant to Section 6(c), the Amended ETF Order remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. With respect to the relief granted in the Prior Orders pursuant to Section 17(b), the Amended ETF Order remains reasonable and fair and does not involve overreaching on the part of any person, consistent with the policies adopted, or to be adopted, by the Funds and consistent with the general purposes of the Act. With respect to the relief granted in the Prior Orders under Section 12(d)(1)(J) of the Act, the Amended ETF Order remains consistent with the public interest and the protection of investors.

Further, as noted above, all representations contained in the Prior Applications relating to the operation of the series of the Trust remain in effect and will apply to any Funds relying on the Amended ETF Order. The only difference between the representations and conditions in the Prior Applications and this Application relates to a Fund issuing Shares in less than Creation Unit size pursuant to the Distribution Reinvestment Program.

For the reasons stated above, the Applicants believe it is in the best interest of the Funds and their Beneficial Owners for the Distribution Reinvestment Program to be available to them. The Applicants do not believe any public policy interest is served by preventing this option from being made available to the Beneficial Owners.

IV.	Comparability of Relief Sought to Prior Relief Granted by Commission

The Commission previously has granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book-entry dividend reinvestment service.4 Accordingly, subject to the modifications to the terms and conditions of the Prior Orders requested in this Application, the Applicants believe that the Commission should likewise permit the Funds to offer shares in less than Creation Units through the Distribution Reinvestment Program.

V.	Express Conditions to this Application

The Applicants agree that any order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Orders, except that condition A.2 is revised in its entirety as follows:

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

[4]	Precidian ETFs Trust, et al., Inv. Co. Act Rel. Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).

VI.	Names and Addresses

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the Applicants is as follows:

FlexShares Trust

Northern Trust Investments, Inc.

50 South LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

Foreside Fund Services, LLC

3 Canal Plaza, Suite 100

Portland, ME 04101

The Applicants further state that all questions concerning this Application should be directed to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

(215) 988-1146

VII.	Authorizations and Signatures

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

FlexShares Trust

By:	/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

Date: July 3, 2013

Northern Trust Investments, Inc.

By:	/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

Date: July 3, 2013

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
President
Foreside Fund Services, LLC

Date: July 3, 2013

EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

	1.	FlexShares Trust

	2.	Northern Trust Investments, Inc.

	3.	Foreside Fund Services, LLC

B.	Verifications required pursuant to Rule 0-2(d).

	1.	FlexShares Trust

	2.	Northern Trust Investments, Inc.

	3.	Foreside Fund Services, LLC

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(l)

FLEXSHARES TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of FlexShares Trust, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission, duly adopted by the Board of Trustees of FlexShares Trust at a meeting held on December 13, 2012, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of FlexShares Trust (the “Trust”) be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to prepare, execute and cause to be filed with the SEC an application (the “Application”) to amend the Trust’s prior orders of exemption under: (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act to permit the Trust to issue shares in less than creation unit size to shareholders participating in dividend reinvestment programs; and (2) to prepare, execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, the Vice President of FlexShares Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 3rd day of July, 2013.

/s/ Craig R. Carberry
Craig R. Carberry
Secretary
FlexShares Trust

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, INC.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, Inc., an Illinois state banking corporation; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, Inc. Peter K. Ewing is authorized to sign and file this document on behalf of Northern Trust Investments, Inc., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, a duly elected and qualified Senior Vice President of Northern Trust Investments, Inc.

IN WITNESS WHEREOF, I have hereunto set my name as of the 3rd day of July, 2013.

/s/ Craig R. Carberry
Craig R. Carberry
Secretary
Northern Trust Investments, Inc.

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(l)

FORESIDE FUND SERVICES, LLC

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Foreside Fund Services, LLC; and that in accordance with Rule 0-2(c) under the Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Foreside Fund Services, LLC. Mark Fairbanks is authorized to sign and file this document on behalf of Foreside Fund Services, LLC, pursuant to the general authority vested in him as President of Foreside Fund Services, LLC.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Mark Fairbanks, the President of Foreside Fund Services, LLC.

IN WITNESS WHEREOF, I have hereunto set my name as of the 3rd day of July, 2013.

/s/ Jennifer E. Hoopes
Jennifer E. Hoopes
Secretary
Foreside Fund Services, LLC

EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

FLEXSHARES TRUST

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated July 3, 2013 for and on behalf of FlexShares Trust thereof; that he is the Vice President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 3, 2013 for and on behalf of Northern Trust Investments, Inc.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

EXHIBIT B-3

VERIFICATION

RULE 0-2(d)

FORESIDE FUND SERVICES, LLC

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated July 3, 2013 for and on behalf of Foreside Fund Services, LLC thereof; that he is the President of such Company; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark Fairbanks
Mark Fairbanks
President
Foreside Fund Services, LLC